April 25, 2025

Chen Xin
Chief Executive Officer
BGM Group Ltd
No. 152 Hongliang East 1st Street, No. 1703
Tianfu New District , Chengdu , 610200
People   s Republic of China

       Re: BGM Group Ltd
           Amendment No. 2 to Annual Report for Fiscal Year Ended September 30, 2024
           File No. 001-39805
Dear Chen Xin:

       We have reviewed your April 3, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
24, 2025 letter.

Amendment No. 2 to Annual Report for Fiscal Year Ended September 30, 2024
Item 4. Information on the Company
Facilities, page 78

1. We note your response to prior comment 2 and reissue the comment in part. We note your revised disclosure on page 100 that you "made the decision to shut down a production factory of Chengdu Qilianshan Biotechnology Co., Ltd. which occupied
       78% of the Company's total Heparin products to reduce losses." Please revise to disclose the reason for constructing the new facility in Chongqing city for production of your heparin products when you have ceased heparin production at your primary facility. We also note your revised disclosure that the Shengfu Production Line appears to be located in Chongqing province and does not appear in your table on page 79. Please revise your table to disclose the property, or otherwise advise.
 April 25, 2025
Page 2

       Please contact Lynn Dicker at 202-551-3616 or Tara Harkins at 202-551-3639 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences